RiverSource Variable Series Trust

Seligman Portfolios, Inc.

PLAN OF DISTRIBUTION AND

AGREEMENT OF DISTRIBUTION

AMENDED AND RESTATED

The Plan of Distribution (“Plan”) and Agreement of Distribution (“Agreement”), effective May 1, 2009, amended and restated March 7, 2011 (together “Plan and Agreement”), is by and between Columbia Management Investment Distributors, Inc. (“Columbia Management Investment Distributors” or the “Distributor”), a Delaware corporation, principle underwriter of RiverSource Variable Series Trust and Seligman Portfolios, Inc. pursuant to a separate distribution agreement (“Distribution Agreement”), for distribution services to the funds, and RiverSource Variable Series Trust, a Massachusetts business trust, and Seligman Portfolios, Inc., a Maryland corporation (“Registrant” or “Registrants”), on behalf of their underlying series (each a “fund” and collectively the “funds”) and share classes, listed in Schedule A. The terms “Fund” or “Funds” are used to refer to either the Registrants or the underlying series as context requires.

The Plan and Agreement are separate and each has been approved by members of the Board of Directors or Trustees (the “Board”) of the Funds who are not interested persons of the Funds and have no direct or indirect financial interest in the operation of the Plan and Agreement, or any related agreement, and all of the members of the Board, in person, at a meeting called for the purpose of voting on the Plan and Agreement.

1. Reimbursement Plan

1.1	The Fund will reimburse the Distributor for various costs paid and accrued in connection with the distribution of the Funds’ shares and the servicing of owners of the Funds through variable life insurance or annuity contracts, as set forth in the fee schedule included in Schedule A.

2. Services Provided and Expenses Borne by Distributor

2.1	RiverSource Fund Distributors shall provide distribution and underwriting services and shall bear all distribution related expenses to the extent specified in the Distribution Agreement.

2.2	Each Fund recognizes and agrees that Columbia Management Investment Distributors may offer the Funds’ shares to one or more affiliated or unaffiliated life insurance companies (“Life Companies”) for purchase on behalf of certain of their separate accounts for the purpose of funding variable life insurance contracts or variable annuity contracts or both (collectively referred to as “Variable Contracts”) and may compensate such Life Companies for providing services to Variable Contract owners or in connection with the distribution of Fund shares.

RiverSource Variable Series Trust

Seligman Portfolios, Inc.

3. Services

3.1	The Funds shall reimburse Columbia Management Investment Distributors at a rate not to exceed the rate set forth in Schedule A as partial consideration for the services it provides that are intended to benefit the Variable Contract owners and not the Life Companies’ separate accounts that legally own the shares. Such services may include printing and mailing prospectuses, Statements of Additional Information, supplements, and reports to existing and prospective Variable Contract owners; preparation and distribution of advertisement, sales literature, brokers’ materials and promotional materials relating to the Funds; presentation of seminars and sales meetings describing or relating to the Funds; training sales personnel regarding the Funds; compensation of sales personnel for sale of the Funds’ shares; compensation of sales personnel for assisting Life Companies or Variable Contract owners with respect to the Funds’ shares; overhead of Columbia Management Investment Distributors and its affiliates appropriately allocated to the promotion of sale of the Funds’ shares; and any other activity primarily intended to result in the sale of the Funds’ shares, including payments to Life Companies.

4. Reports

4.1	Columbia Management Investment Distributors shall provide all information relevant and necessary for the Board to make informed determinations about whether each of the Plan and Agreement should be continued and shall: submit quarterly a report that sets out the expenses paid or accrued by it, the names of the Life Companies to whom the Funds’ shares are sold, and the payments made to each Life Company that has been reimbursed; use its best efforts to monitor the level and quality of services provided by it and each Life Company to which payment is made and to assure that in each case legitimate services are rendered in return for the reimbursement pursuant to the Plan and Agreement; and meet with the Funds’ representatives, as reasonably requested, to provide additional information.

5. Miscellaneous

5.1	Columbia Management Investment Distributors represents that it will provide full disclosure of the Funds’ 12b-1 Plan and Agreement in the Funds’ prospectus.

5.2	All payments by Columbia Management Investment Distributors to Life Companies shall be made pursuant to a written agreement. The written agreement shall: require disclosure of the fees in accordance with applicable laws; provide for termination at any time without penalty as required by Rule 12b-1; and continue so long as its continuance is done in accordance with the requirements of Rule 12b-1.

5.3	The Funds represent that the Plan and the Agreement has been approved as required by Rule 12b-1 and may continue for more than one year so long as it is continued as required by Rule 12b-1. The Plan shall continue until terminated by action of the members of the Funds’ Board who are not interested persons of the Funds and have no direct or indirect financial interest in the operations of the Plan, and the related Agreement will terminate automatically in the event of an assignment as that term is defined in the Investment Company Act of 1940.

RiverSource Variable Series Trust

Seligman Portfolios, Inc.

5.4	Neither the Plan nor the Agreement may be amended to materially increase the amount of the payments without the approval of the outstanding voting securities.

5.5	This Plan and Agreement shall be governed by the laws of the State of Minnesota.

5.6	For Each Fund that is organized as a Massachusetts Business Trust. A copy of the Declaration of Trust, together with all amendments, is on file in the office of the Secretary of State of the Commonwealth of Massachusetts. The execution and delivery of this Agreement has been authorized by the Trustees and the Agreement has been signed by an authorized officer of the Fund. It is expressly agreed that the obligations of the Fund under this Agreement shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Fund, personally, but bind only the assets and property of the Fund, as provided in the Declaration of Trust.

IN WITNESS WHEREOF, the parties hereto have executed the foregoing Agreement as of the day and year first above written.

RIVERSOURCE VARIABLE SERIES TRUST SELIGMAN PORTFOLIOS, INC.

/s/ J. Kevin Connaughton
J. Kevin Connaughton
President

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

/s/ Beth Ann Brown
Beth Ann Brown
Senior Vice President